[Letterhead of ExlService Holdings, Inc.]

January 11, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attention: William H. Thompson

Re:	ExlService Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 6, 2012 File No. 1-33089

Dear Mr. Thompson:

We are writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Mr. Vishal Chhibbar, Chief Financial Officer of ExlService Holdings, Inc. (“we” or the “Company”), dated December 18, 2012 (the ”Comment Letter”) regarding the above referenced filing.

For your convenience, the headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Commission’s comments are as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 47

1.
Please tell us your consideration of discussing the $2.8 million reversal of income tax reserves during 2010 including the basis therefor and the resulting impact on the effective income tax rate for fiscal year 2010.

Response to Comment 1

The income tax reserve that we reversed in 2010 related to a tax position taken by one of our foreign subsidiaries in India.  During 2010, the Indian tax authorities issued a clarification with respect to the taxability of certain components of taxable income which reduced our foreign subsidiary’s taxable income and its corresponding tax liability. This clarification decreased the level of uncertainty in our tax position and was the basis on which we reduced the amount of our income tax reserve by $2.8 million for 2010.  This was disclosed in Note 12 in the notes to the consolidated financial statements in the Form 10-K for 2010.

The reversal of the tax reserve positively impacted our effective income tax rate (“ETR”) by 8.9% for 2010.  Our ETR would have been 26.0% if we had not reversed the income tax reserve based on the tax authorities’ clarification.

We further advise the Staff that we will prospectively include such clarifying disclosure in the results of operations portion of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our Annual Report on Form 10-K for 2012.

Liquidity and Capital Resources, page 51

2.
We note that you have significant foreign operations and earnings and have recorded limited or no U.S. tax provision relating to these earnings as they are considered to be permanently reinvested. As such, please tell us your consideration of expanding your discussion of liquidity and capital resources to:

•	Disclose the amount of cash and short term investments held by foreign subsidiaries;
•	Provide a statement that you would need to accrue and pay taxes if such amounts were repatriated; and
•	Disclose that you do not intend to repatriate the funds as indicated in the footnotes to the financial statements.

Response to Comment 2

As of December 31, 2011, the amount of cash, cash equivalents and short-term investments held by our foreign subsidiaries was approximately $44.0 million out of approximately $90.3 million of total cash, cash equivalents and short-term investments.

We intend to prospectively disclose the amount of cash, cash equivalents and short-term investments held by our foreign subsidiaries in our Annual Report on Form 10-K.  In addition, similar to our disclosure in Note 13 in the notes to consolidated financial statements, we will prospectively disclose the fact in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations that we do not intend to repatriate such funds since our future growth depends upon the continued infrastructure and technology investments, geographical expansions and acquisitions outside of the U.S.  Therefore, we need to continuously and permanently reinvest the earnings generated outside of the U.S. Furthermore, we will prospectively disclose that if we were to repatriate the funds, we would need to accrue and pay applicable taxes.

Notes to Consolidated Financial Statements, page 72

Note 5. Business Combinations, Goodwill and Intangible Assets, page 83

3.	For each material business combination, please disclose the following additional information:

•           The factors that make up the goodwill recognized;
•           The total amount of goodwill that is expected to be deductible for tax purposes;
•           Why the initial purchase accounting is incomplete and the specific assets, liabilities, equity interest or items of consideration for which the initial accounting is incomplete; and
•           The nature of any measurement period adjustments recognized during the period.

Refer to ASC 805-30-50-1, ASC 805-10-50-6 and ASC 805-10-25-17.

Response to Comment 3

We advise the Staff that we will prospectively include the requested disclosures for each material business combination in the notes to our consolidated financial statements.

With respect to our acquisition of Business Process Outsourcing, Inc. (“OPI”), our only material business combination in 2011, we have set forth some of the significant factors comprising the recognized goodwill:

i.	the OPI transaction strengthened the Company’s combined market positioning in the Finance and Accounting (“F&A”) Outsourcing market due to OPI’s acknowledged leadership position;
ii.	we acquired a workforce of approximately 3,700 skilled F&A professionals in India, the U.S, Bulgaria and Malaysia;
iii.	we acquired a U.S.-based marketing team to strengthen our existing presence in the U.S.; and
iv.	the OPI transaction created an opportunity for us to cross sell our outsourcing and transformation services to OPI’s clients and vice versa.

Substantially the entire amount of goodwill recognized from the OPI acquisition is not deductible for tax purposes.  Please refer to Note 5 on “Business Combinations, Goodwill and Intangible Assets” in the notes to the consolidated financial statements.

The initial purchase accounting was incomplete as of December 31, 2011, because we had not completed our assessment of the recoverability of service tax receivables related to our foreign subsidiaries.  The total amount of service tax receivables was $0.8 million as of December 31, 2011 and was included in the caption “other current assets” in the consolidated balance sheet as of December 31, 2011. We subsequently closed this assessment and recorded a minor purchase accounting adjustment of $0.4 million in the quarter ended June 30, 2012.  The foregoing adjustment did not have any impact on our earnings in 2011 or 2012.

The net measurement adjustments recognized during the period were $1.3 million. Goodwill decreased by $1.6 million due to reversal of certain liabilities aggregating to $1.6 million pertaining to the OPI operating leases in foreign subsidiaries, which was included in the caption “non-current liabilities.”  This was partially offset by an increase in goodwill due to the reduction in deferred tax assets of $0.3 million, which was included in the caption “Deferred tax assets.”  Such adjustments were recognized in 2011 since the Company was in the process of finalizing the purchase accounting for OPI and did not have any impact on our earnings in 2011 or 2012.

We further acknowledge that:

•           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please do not hesitate to call me at (212) 872-1415.

Very truly yours, /s/ Vishal Chhibbar
Vishal Chhibbar Chief Financial Officer